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Exhibit 12.1

Corporate Office Properties Trust

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in thousands)

	Years Ended December 31,
Earnings:	2010	2009	2008	2007	2006
Income from continuing operations before equity in income (loss) of unconsolidated entities and income taxes	$39,016	$60,907	$56,728	$30,840	$32,532
Gain on sales of real estate, excluding discontinued operations	2,840	—	1,682	3,108	889
Combined fixed charges and preferred share dividends (from below)	135,836	115,014	122,395	127,139	111,787
Amortization of capitalized interest	1,363	1,105	890	695	527
Distributed income (loss) of equity investees	—	—	(203)	(224)	26
Subtract:
Capitalized interest (from below)	(16,524)	(15,461)	(18,312)	(19,964)	(14,766)
Preferred share dividends included in fixed charges	(16,102)	(16,102)	(16,102)	(16,068)	(15,404)
Preferred unit distributions included in fixed charges	(660)	(660)	(660)	(660)	(660)
Issuance costs associated with redeemed preferred shares	—	—	—	—	(3,896)

Total earnings	$145,769	$144,803	$146,418	$124,866	$111,035

Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$101,865	$82,187	$86,368	$88,070	$73,395
Interest expense on discontinued operations	263	233	553	1,950	3,045
Capitalized interest (internal and external)	16,524	15,461	18,312	19,964	14,766
Amortization of debt issuance costs-capitalized	19	30	32	138	237
Interest included in rental expense	403	341	368	289	384
Preferred share dividends	16,102	16,102	16,102	16,068	15,404
Preferred unit distributions	660	660	660	660	660
Issuance costs associated with redeemed preferred shares	—	—	—	—	3,896

Total combined fixed charges and preferred share dividends	$135,836	$115,014	$122,395	$127,139	$111,787

Ratio of earnings to combined fixed charges and preferred share dividends	1.07	1.26	1.20	0.98	0.99

Deficiency				$2,273	$752

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  Exhibit 12.1
Corporate Office Properties Trust Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends (Dollars in thousands)